

13012766

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 65324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/01/12   AND ENDING   12/31/12
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JFD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 MILLBURN AVENUE, SUITE 202
(No. and Street)

MILLBURN   NEW JERSEY   07041
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY BRIGANTE   973-533-8723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GPCD PARTNERS, LLC
(Name – if individual, state last, first, middle name)

1420 WALNUT STREET, SUITE 1012, PHILADELPHIA, PA   19102-4010
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____ANTHONY BRIGANTE_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____JFD SECURITIES INC._____ , as of _____DECEMBER 31___, 20_12___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF COMPLIANCE OFFICER
Title

Notary Public

KAROLINE PRINCE
A Notary Public of New Jersey
My Commission Expires OCTOBER 23, 2016

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JFD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

GPCD PARTNERS, LLC
CERTIFIED PUBLIC ACCOUNTANTS

JFD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

JFD SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

CONTENTS

GPCD PARTNERS, LLC

C E R T I F I E D   P U B L I C   A C C O U N T A N T S

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

To the Board of Directors
JFD Securities, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of JFD Securities, Inc. as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JFD Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements, such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GPCD PARTNERS, LLC
Philadelphia, Pennsylvania
February 14, 2013

JFD SECURITIES, INC.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$ 169,068
Deposits with clearing organizations and others	100,232
Receivables from broker-dealers and clearing organizations	42,103
Prepaid expenses	9,421
Furniture and equipment, at cost, less accumulated depreciation of $16,442	5,798
Security deposit	8,540
Total assets	$ 335,162

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 54,492
Total liabilities	54,492
Stockholders' equity:	
Common stock, $.05 par value authorized and issued 2,000 shares	100
Additional paid-in capital	100,900
Retained earnings	179,670
Total stockholders' equity	280,670
Total liabilities and stockholders' equity	$ 335,162

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2012

Revenue:	
Commission	$ 1,371,106
Interest	1,375
Total revenue	1,372,481
Expenses:	
Compensation	
Officer's	141,211
Staff	499,642
Payroll taxes	47,722
Employee benefits	55,689
Bank and service charges	54
Floor brokerage, exchange, and clearance fees	193,319
Commissions broker-dealer	63,568
Communications and data processing	126,991
Contributions	6,807
Depreciation	2,798
Dues	10,677
Insurance	6,510
Occupancy costs	29,063
Office expenses	7,808
Other expense	3,086
Professional fees	55,244
Travel and entertainment	90,797
Vehicle costs	34,979
	1,375,965
Net income (loss)	$(3,484)

The accompanying notes are an integral part of these financial statements.

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, January 1, 2012	$ 100	$ 100,900	$ 392,141
Net income			(3,484)
Shareholder distributions			(208,987)
Balance, December 31, 2012	$ 100	$ 100,900	$ 179,670

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net income (loss)	$(3,484)
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	2,798
(Increase) decrease in operating assets:	
Deposits with clearing organizations and others	(80)
Net receivable from broker-dealers	
and clearing organizations	149,439
Other	10,418
Rounding	1
Increase (decrease) in operating liabilities:	
Payables and accruals	24,498
Net cash provided by operating activities	183,590
Cash used in investing activities:	
Purchase of furniture and equipment	(1,464)
Net cash used in investing activities	(1,464)
Cash flows from financing activities:	
Distribution to shareholder	(208,987)
Net cash used in financial activities	(208,987)
Decrease in cash	(26,861)
Cash, beginning of year	195,929
Cash, end of year	$ 169,068

The accompanying notes are an integral part of these financial statements.

NOTE 1   ORGANIZATIONS AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a SEC registered Broker-Dealer, FINRA, NASDAQ-OMX and SIPC Member. The Company is a member of the National Association of Securities Dealers (NASDAQ). JFD is a Pennsylvania Company which had offices in Pennsylvania and New Jersey. Effective January 6, 2012, the Company merged its' Pennsylvania and New Jersey offices. It now conducts all business transactions in its New Jersey office.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company transacts its business for other broker-dealers. Transactions are generally through clearing companies or in the name of the customer's broker-dealer. Fees generated by these transactions are remitted to the Company. The Company does not collect funds and securities, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, the Company is exempt from Rule 15c 3-3 of the Securities Act of 1934.

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America and reflect practices appropriate to the industry in which the Company operates.

Securities transactions

See "Basis of Presentation." Receivables from, and payables to, clearing agents represent balances arising from transaction fees from executions.

Use of estimates

This preparation of financial statements is in conformity with U.S. generally accepted accounting principles requiring management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company maintains its funds in a commercial bank. Liquid debt instruments purchased with an initial maturity of three months or less would be considered cash and cash equivalents.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are carried at cost.

Commissions

The Company generates commissions from executing and clearing client transactions on stock and options markets. Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Income taxes

The Company filed an election with the Internal Revenue Service to be treated as an "S" Corporation. Under "S" Corporation status, the income and related tax liability passes directly to the stockholder.

NOTE 3   NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum net capital must be at least $100,000. At December 31, 2012, the Company's "aggregate indebtedness" and "net capital" (as defined) were $54,492 and $214,808, respectively, and its aggregate indebtedness to net capital ratio was .2537 to 1.0.

The Company is exempt from both the computation of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3, Exhibit A) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 5   RETIREMENT AND PROFIT SHARING PLANS

401K

The Company has initiated a 401K plan for its employees. Under the plan, employees may withhold a percentage of their pay, as deferred pay, to the maximum allowed by the internal revenue rules and regulations. The Company matches their contributions to a maximum of 3% of gross wages. The Company contributed $14,404 during the year ended December 31, 2012.

Profit Sharing Plan

The Company has initiated a profit sharing plan. No contributions were made under this plan during the year ended December 31, 2012.

NOTE 6   CONCENTRATION OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION

JFD SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Net capital:	
Total stockholders' equity	$ 280,670
Less other deductions	0
	280,670
Less non-allowable	
Receivables from broker-dealers, non current	42,103
Fixed assets, net	5,798
Security deposit	8,540
Prepaid expenses	9,421
	65,862
Net capital before haircuts in securities position and undue concentrations	214,808
Less haircuts and undue concentrations money market funds	-
Net capital	$ 214,808
Total aggregate liabilities from financial statements	$ 54,492
Adjustments	0
Adjusted aggregate liabilities	$ 54,492
Computation of basis net capital requirement	
Minium net capital required:	
Calculation	$ 3,633
Dollar requirement	100,000
Net capital requirement	100,000
Excess net capital	114,808
Excess net capital at 1000 percent	94,808
Ratio: Aggregate indebtedness to net capital	.2537 to 1
Reconciliation with Company's computation:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report (amended)	$ 232,141
Difference	$(17,333)

JFD SECURITIES, INC.
Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

JFD Securities, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. JFD Securities, Inc. clears all of its trading activities through another broker -dealer. They are Merrill, Lynch, Pierce, Fenner & Smith, Inc.

Net capital	$ 214,808
Minimum net capital required: Calculation	3,633
Dollar requirement	100,000
Net capital requirement	100,000
Excess net capital at 1500 percent	114,808
Excess net capital at 1000 percent	94,808

Reconciliation with Company's calculation: Net capital, included in Part II of Form X-17A-5 as of December 31, 2012, as reported in Company's Part II (unaudited) FOCUS report	$ 232,141
Difference	$(17,333)
Audit adjustment to record additional compensation	$ 17,078
Other immaterial adjustments	255
	$ 17,333

NOTE: The difference is primarily a result of rounding, additional accruals and immaterial adjustments to accounts.

GPCD PARTNERS, LLC

C E R T I F I E D   P U B L I C   A C C O U N T A N T S

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
JFD Securities, Inc.

In planning and performing our audit of the financial statements of JFD Securities , Inc. ("the Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(1)(11) and the reserve required by Rule 15d3-3(d). We did examine the monthly focus reports to verify the Company was in capital requirement compliance.

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control structure that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GPCD Partners, LLC

GPCD PARTNERS, LLC
Philadelphia, Pennsylvania
February 14, 2013

JFD SECURITIES, INC.
SPECIAL REPORT
RECONCILIATION
TO SECURITIES INVESTOR
PROTECTION CORPORATION (SIPC)
YEAR ENDED DECEMBER 31, 2012

GPCD PARTNERS, LLC
CERTIFIED PUBLIC ACCOUNTANTS

JFD SECURITIES, INC.
SPECIAL REPORT
RECONCILIATION
TO SECURITIES INVESTOR
PROTECTION CORPORATION (SIPC)
YEAR ENDED DECEMBER 31, 2012

JFD SECURITIES, INC.
SPECIAL REPORT - RECONCILIATION TO SIPC
YEAR ENDED DECEMBER 31, 2012

CONTENTS

GPCD PARTNERS, LLC

C E R T I F I E D   P U B L I C   A C C O U N T A N T S

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

Board of Directors
JFD Securities, Inc.
343 Millburn Avenue, Suite 202
Millburn, New Jersey 07041

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by JFD Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating JFD Securities, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). JFD Securities, Inc.'s management is responsible for the JFD Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which were the Company's copy of the check and the posting in the general ledger.
2. Compared the amounts reported on the audited Form X17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the years ended December 31, 2012, noting an immaterial difference as shown on page 2.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments, any differences noted were immaterial.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment, if any. Any differences noted were immaterial.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There were no overpayments applied to the current assessment; and as a result, no differences. There was an over-accrual which was considered immaterial and not adjusted, although it resulted in an overpayment for the current year.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express an opnion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

GPCD Partners, LLC

GPCD PARTNERS, LLC
Philadelphia, Pennsylvania
February 14, 2013

JFD SECURITIES, INC.
RECONCILIATION AUDITED STATEMENT TO SIPC FORM 7
YEAR ENDED DECEMBER 31, 2012

	Total Revenue	Commissions Floor Brokerage Clearance
Per Audited Report for Year	$1,371,106	$193,319
Per SIPC 7	1,371,106	133,418
Difference	-0-	59,901
Net over-reported revenue	-0-	
Net under-reported expense	$(59,901)	$(59,901)
Summary:		
Over-reported revenue	$ -0-	
Under-reported expenses	(59,901)	
Net over-reported	$(59,901)	

JFD SECURITIES, INC.
GENERAL ASSESSMENT CALCULATION
YEAR ENDED DECEMBER 31, 2012

Revenue		$1,371,106
Expenses		193,319
SIPC Net Operating		1,177,787
General Assessment @ .0025		2,944
Paid:		
July 27, 2012	$ 2,006	
February 22, 2012	1,088	
		$ 3,094
Over-payment		$ (150)